UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VWR Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91843L 103

(CUSIP Number)

Avantor, Inc.

3477 Corporate Parkway

Center Valley, PA 18034

Attention: Chief Legal Officer

(610) 573-2602

Copy to:

Alan Klein

Elizabeth A. Cooper

Benjamin P. Schaye

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Avantor, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Vail Acquisition Corp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. New Mountain Partners III Cayman (AIV-B), L. P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. New Mountain Investments III (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON LP

CUSIP No. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. NMI III (Cayman) GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

.

CUSIP No. 91843L 103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Steven B. Klinsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2017 by and on behalf of Avantor, Inc., a Delaware corporation (“Avantor”), Vail Acquisition Corp, a Delaware corporation (“Merger Sub”), New Mountain Partners III Cayman (AIV-B), L.P., a Cayman Islands exempted limited partnership, New Mountain Investments III (Cayman), L.P., a Cayman Islands exempted limited partnership, NMI III (Cayman) GP, Ltd., a Cayman Islands limited company, and Steven B. Klinsky, a United States citizen (each a “Reporting Person”, and collectively, the “Reporting Persons”), with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of VWR Corporation, a Delaware corporation (“VWR” or the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

The Original Schedule 13D was filed by the Reporting Persons to report their beneficial ownership of approximately 34.7% of the outstanding Common Stock solely because each Reporting Person may have been deemed to have beneficial ownership of such shares as a result of that certain voting and support agreement, dated as of May 4, 2017 (the “Voting Agreement”), by and among Avantor, Merger Sub and Varietal Distribution Holdings, LLC, a Delaware limited liability company.

This Amendment No. 1 is being filed by the Reporting Persons as a result of the effectiveness of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of May 4, 2017, by and among Avantor, Merger Sub and the Issuer, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a subsidiary of Avantor. As a result of the effectiveness of the Merger, the Voting Agreement terminated in accordance with its terms.

Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), neither the filing of this Amendment No. 1, the Original Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that it is or was the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following paragraph:

The Merger was consummated on November 21, 2017. In connection therewith, the Voting Agreement terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b) As a result of the consummation of the Merger and the termination of the Voting Agreement, the Reporting Persons are no longer deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own any shares of Common Stock.

To the best knowledge of the Reporting Persons, neither any Reporting Person nor any person listed in Schedule I attached to the Original Schedule 13D, owns any shares of Common Stock.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any Reporting Person was the beneficial owner of the shares of Common Stock referred to in the Original Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described in this Amendment No. 1, to the best knowledge of the Reporting Persons, neither any Reporting Person nor any person listed in Schedule I attached to the Original Schedule 13D has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Item 4 and Item 5(a) and (b) are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: December 1, 2017

Signatures:	AVANTOR, INC.

	By:	/s/ Michael Stubblefield
Michael Stubblefield
President and Chief Executive Officer

VWR CORPORATION, as successor by merger to Vail Acquisition Corp

By:	/s/ James M. Kalinovich
James M. Kalinovich
Vice President & Treasurer

NEW MOUNTAIN PARTNERS III CAYMAN (AIV-B), L.P.

By:	New Mountain Investments III (Cayman), L.P., its general partner

By:	NMI III (Cayman) GP, Ltd., its general partner

By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN INVESTMENTS III (CAYMAN), L.P.

By:	NMI III (Cayman) GP, Ltd., its general partner

By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NM III (CAYMAN) GP, LTD.

By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

Steven Klinsky

By:	/s/ Steven B. Klinsky